Exhibit 99.2

FOR IMMEDIATE RELEASE

MaxLinear to Acquire Silicon Motion

•	Creates transformative scale and a highly profitable $2+ billion revenue semiconductor company

•	Addition of Silicon Motion’s NAND flash controller technology and customer relationships complements MaxLinear’s leadership in Broadband, Connectivity, and Infrastructure markets

•	Business combination roughly doubles MaxLinear’s total addressable market opportunity to $15 billion and creates a top-ten fabless semiconductor supplier

•	Synergistic technology combination accelerates strategic infrastructure growth across compute, networking, and storage domains

•	Acquisition expected to be immediately and materially accretive to Operating Income, Operating Margin, Earnings per Share, and Cash Flow

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Silicon Motion shareholders to receive cash and stock consideration valued at $114.34 per ADS (based on the closing price of MaxLinear shares on May 4, 2022), representing a 48% premium to the undisturbed market value as of April 22, 2022, in cash and stock transaction valuing Silicon Motion at $3.8 billion

Carlsbad, CA and Taipei, Taiwan – May 5, 2022 – MaxLinear, Inc. (NASDAQ: MXL) a leading provider of radio frequency (RF), analog and mixed-signal integrated circuits for broadband, connectivity, and infrastructure markets, and Silicon Motion (NASDAQGS: SIMO), a global leader in NAND flash controllers for solid state storage devices, announced today that they have entered into a definitive agreement under which MaxLinear will acquire Silicon Motion in a cash and stock transaction for $114.34 per American Depositary Share (ADS) (based on the closing price of MaxLinear shares on May 4, 2022), which values the combined company at $8 billion in enterprise value. In the merger, each American Depositary Share (ADS) of Silicon Motion, which represents four ordinary shares of Silicon Motion, will receive $93.54 in cash and 0.388 shares of MaxLinear common stock. The strategic business combination is anticipated to drive transformational scale, create a diversified technology portfolio, significantly expand the combined company’s total addressable market, and create a highly profitable cash generating semiconductor leader.

Upon completion of the acquisition, the combined company will have a highly diversified technology platform with strong positions across the broadband, connectivity, infrastructure, and storage end markets. The combination of MaxLinear’s RF, analog/mixed-signal, and processing capabilities with Silicon Motion’s market leading NAND flash controller technology completes a total technology stack which fully captures end-to-end platform functionality and accelerates the company’s expansion into enterprise, consumer, and many other adjacent growth markets. Combined revenues are expected to be more than $2 billion annually and are supported by the technology breadth to address a total market opportunity of roughly $15 billion.

The combined scale is expected to provide additional technology, resources, and capabilities to accelerate product innovation, improve operational efficiency and drive lower manufacturing costs. Together, MaxLinear and Silicon Motion will have expanded resources to better support the combined company’s broad customer relationships with their long-term storage requirements. The transaction is expected to generate annual run-rate synergies of at least $100 million to be realized within 18 months after the transaction closes and is expected to be immediately and materially accretive to MaxLinear’s non-GAAP earnings per share and cash flow.

“Today’s announcement celebrates the combination of two companies that have driven significant innovation in their respective industries for over a decade,” said Kishore Seendripu, Ph.D., Chairman and CEO of MaxLinear. “The enhanced scale of the combined organization creates a new significant $2B+ player in the semiconductor industry with compelling positions across a diversified set of end-markets. MaxLinear has demonstrated a strong track record of integration success and looks for this combination to create robust growth, impressive operating margins and significant cash flows.”

“For 20 years, we have built Silicon Motion with a commitment to advancing innovation, partnering with all of our valued customers and supporting our colleagues around the world,” said Wallace Kou, President and Chief Executive Officer of Silicon Motion. “Combining Silicon Motion with MaxLinear creates significant economies of scale, accelerates our expansion into enterprise storage markets and unites unparalleled intellectual property to continue serving our customers with high-quality expertise and technical support. This transaction will deliver compelling value for shareholders, position our company to achieve our growth objectives and advance our position in high-growth storage end markets. We are very excited to partner with the MaxLinear team to take the combined company to the next level.”

Transaction Structure and Terms

Under the terms of the definitive agreement, the transaction consideration will consist of $93.54 in cash and 0.388 shares of MaxLinear stock for each Silicon Motion ADS (American Depositary Share) and $23.385 in cash and 0.097 shares of MaxLinear common stock for each Silicon Motion ordinary share not represented by an ADS. Upon closing of the transaction, MaxLinear shareholders will own approximately 86% of the combined company and Silicon Motion stockholders will own approximately 14% of the combined company. Based on the closing price of MaxLinear shares on May 4, 2022, the implied value of the total transaction consideration for Silicon Motion is $3.8 billion.

MaxLinear intends to fund the $3.1 billion of cash consideration with cash on hand from the combined companies and fully committed debt financing from Wells Fargo Bank, N.A. The transaction is not subject to any financing conditions and is expected to close by the first half of calendar 2023, pending satisfaction of customary closing conditions, including Silicon Motion shareholders’ approval and regulatory approvals in various jurisdictions. Additional information to be discussed in the investor call referenced below is available on our website at https://investors.maxlinear.com.

Advisors and Financing Sources

BMO Capital Markets Corp. is acting as exclusive financial advisor to MaxLinear, and Wilson Sonsini Goodrich & Rosati, P.C. is acting as legal advisor. Wells Fargo Bank, N.A. is providing committed debt financing for the transaction. Goldman Sachs (Asia) L.L.C. is acting as exclusive financial advisor to Silicon Motion and Latham & Watkins LLP and K&L Gates are acting as legal advisors.

Webcast and Conference Call

MaxLinear will host a conference call to discuss this transaction today, May 5, 2022 at 5:30 a.m. Pacific Time (8:30 a.m. Eastern Time). To access this call, dial US toll free: 1-877-407-3109 / International: 1-201-493-6798. A live webcast of the conference call will be accessible from the investor relations section of the MaxLinear website at https://investors.maxlinear.com and will be archived and available three hours after the call at https://investors.maxlinear.com until May 19, 2022. A replay of the conference call will also be available until May 19, 2022 by dialing US toll free: 1-877-660-6853 / International: 1-201-612-7415 and Conference ID#: 13729883.

Cautionary Note Concerning Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Silicon Motion’s and MaxLinear’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Silicon Motion and MaxLinear, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Silicon Motion’s and MaxLinear’s businesses and other conditions to the completion of the transaction; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, including the receipt by Silicon Motion of an unsolicited proposal from a third party; (iii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Silicon Motion and MaxLinear; (iv) the impact of the COVID-19 pandemic and related private and public sector measures on Silicon Motion’s business and general economic conditions; (v) risks associated with the recovery of global and regional economies from the negative effects of the COVID-19 pandemic and related private and public sector measures; (vi) Silicon Motion’s and MaxLinear’s ability to implement its business strategy; (vii) pricing trends, including Silicon Motion’s and MaxLinear’s ability to achieve economies of scale; (viii) potential litigation relating to the proposed transaction that could be instituted against Silicon Motion, MaxLinear or their respective directors; (ix) the risk that disruptions from the proposed transaction will harm Silicon Motion’s or MaxLinear’s business, including current plans and operations; (x) the ability of Silicon Motion or MaxLinear to retain and hire key personnel; (xi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (xii) uncertainty as to the long-term value of MaxLinear common stock; (xiii) legislative, regulatory and economic developments affecting Silicon Motion’s and MaxLinear’s businesses; (xiv) general economic and market developments and conditions; (xv) the evolving legal, regulatory and tax regimes under which Silicon Motion and MaxLinear operate; (xvi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Silicon Motion’s and/or MaxLinear’s financial performance; (xvii) restrictions during the pendency of the proposed transaction that may impact Silicon Motion’s or MaxLinear’s ability to pursue certain business opportunities or strategic transactions; (xviii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Silicon Motion’s and MaxLinear’s response to any of the aforementioned factors; (xix) geopolitical conditions, including trade and national security policies and export controls and executive orders relating thereto, and worldwide government economic policies, including trade relations between the United States and China and the military conflict in Ukraine and related sanctions against Russia and Belarus; (xx) Silicon Motion’s ability to provide a safe working environment for members during the COVID-19 pandemic or any other public health crises, including pandemics or epidemics; and (xxi) failure to receive the approval of the stockholders of Silicon Motion. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the prospectus to be filed by MaxLinear with the SEC and proxy statement to be provided by Silicon Motion to its security holders in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the prospectus and proxy statement will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Silicon Motion’s or MaxLinear’s consolidated financial condition, results of operations, or liquidity. Neither Silicon Motion nor MaxLinear assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

This communication is being made in respect of a proposed business combination involving MaxLinear and Silicon Motion. In connection with the proposed transaction, MaxLinear will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a prospectus of MaxLinear. The information in the prospectus is not complete and may be changed. When the prospectus is finalized, it will be sent to the respective stockholders of Silicon Motion with a proxy statement seeking their approval of their transaction-related proposals.

MaxLinear may not sell the common stock referenced in the prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The prospectus and this communication are not offers to sell MaxLinear securities, are not soliciting an offer to buy MaxLinear securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval.

MAXLINEAR AND SILICON MOTION URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE RELATED PROXY STATEMENT WHICH WILL BE PROVIDED TO SILICON MOTION SECURITY HOLDERS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain the Registration Statement on Form S-4 (when available and filed) free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by MaxLinear (when they become available) may be obtained free of charge on MaxLinear’s website at www.maxlinear.com or by contacting MaxLinear’s Investor Relations Department at IR@MaxLinear.com. Copies of documents filed or furnished by Silicon Motion (when they become available) may be obtained free of charge on Silicon Motion’s website at www.siliconmotion.com or by contacting Silicon Motion’s Investor Relations Department at ir@siliconmotion.com.

About MaxLinear, Inc.

MaxLinear, Inc. (NASDAQ:MXL) is a leading provider of radio frequency (RF), analog, digital and mixed-signal integrated circuits for access and connectivity, wired and wireless infrastructure, and industrial and multi-market applications. MaxLinear is headquartered in Carlsbad, California. For more information, please visit www.maxlinear.com.

MXL is MaxLinear’s registered trademark. Other trademarks appearing herein are the property of their respective owners.

About Silicon Motion

We are a global leader in supplying NAND flash controllers for solid state storage devices and the merchant leader in supplying SSD controllers. We have the broadest portfolio of controller technologies and our controllers are widely used in storage products such as SSDs and eMMC+UFS devices, which are found in data centers, PCs, smartphones, and commercial and industrial applications. We have shipped over six billion NAND controllers in the last ten years, more than any other company in the world. We also supply customized high-performance hyperscale data center and industrial SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

MaxLinear, Inc. Investor Relations Contact:

Leslie Green

Tel: +1 650-312-9060

lgreen@maxlinear.com

Silicon Motion Contacts:

Christopher Chaney

Director, Investor Relations & Strategy

cchaney@siliconmotion.com

Selina Hsieh

Investor Relations

ir@siliconmotion.com

Dan Scorpio / James Bourne

Abernathy MacGregor

dps@abmac.com / jab@abmac.com

(646) 899-8118 / (213) 212-1134